Exhibit 2

PRESS RELEASE	February 17, 2005

Syneron Files Registration Statement for Secondary Offering

Yokneam, Israel – February 17, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it has filed with the Securities and Exchange Commission a registration statement for an offering of 7,000,000 ordinary shares by selling shareholders. The selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 of their ordinary shares.

The offer will be made only by means of a prospectus. Lehman Brothers Inc. and CIBC World Markets Corp. will act as joint book running managers of the offering with Citigroup Global Markets Inc. serving as lead manager. Stephens Inc., Thomas Weisel Partners LLC, and C.E. Unterberg, Towbin LLC will act as co-managers. When available, copies of the preliminary prospectus relating to the offering may be obtained from Lehman Brothers Inc. c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717; 631-254-7106.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOSTM combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOSTM technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

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For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6376, email: davids@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.